UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Kona Grill, Inc.

(Name of issuer)

Common Stock, par value $0.01

(Title of class of securities)

50047H201

(CUSIP number)

Berke Bakay

c/o BBS Capital Management, LP

4975 Preston Park Boulevard, Suite 775W

Plano, Texas 75093

Tel. No.: (972) 985-2190

- with copies to -

Burke A. McDavid

Akin Gump Strauss Hauer & Feld LLP

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

(Name, address and telephone number of person authorized to receive notices and communications)

January 30, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 50047H201	Page 2 of 9 Pages

(1)	Names of reporting persons BBS Capital Fund, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,330,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,330,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,330,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.0%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 50047H201	Page 3 of 9 Pages

(1)	Names of reporting persons BBS Capital Management, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,330,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,330,000
(11)	Aggregate amount beneficially owned by each reporting person 1,330,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.0%
(14)	Type of reporting person (see instructions) PN, IA

SCHEDULE 13D/A

CUSIP No. 50047H201	Page 4 of 9 Pages

(1)	Names of reporting persons BBS Capital GP, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,330,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,330,000
(11)	Aggregate amount beneficially owned by each reporting person 1,330,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.0%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 50047H201	Page 5 of 9 Pages

(1)	Names of reporting persons BBS Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,330,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,330,000
(11)	Aggregate amount beneficially owned by each reporting person 1,330,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 50047H201	Page 6 of 9 Pages

(1)	Names of reporting persons Berke Bakay
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 18,750
	(8)	Shared voting power 1,330,000
	(9)	Sole dispositive power 18,750
	(10)	Shared dispositive power 1,330,000
(11)	Aggregate amount beneficially owned by each reporting person 1,348,750
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.2%
(14)	Type of reporting person (see instructions) IN

Page 7 of 9 Pages

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 to Schedule 13D (this “Amendment”) is being filed on behalf of BBS Capital Fund, LP, BBS Capital Management, LP, BBS Capital GP, LP, BBS Capital, LLC and Berke Bakay (the “Reporting Persons”), relating to shares of common stock of Kona Grill, Inc. (the “Issuer”), par value $0.01 per share (the “Common Stock”). This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2009, as amended by Amendment No. 1 filed with the SEC on September 4, 2009, as amended by Amendment No. 2 filed with the SEC on October 29, 2009, as amended by Amendment No. 3 filed with the SEC on November 2, 2010, as amended by Amendment No. 4 filed with the SEC on November 26, 2010 (the “13D”).

Item 4.	Purpose of the Transaction

Item 4 of the 13D is hereby amended by adding the following:

Berke Bakay accepted the positions of President and Chief Executive Officer of the Issuer on January 30, 2012. Pursuant to an Employment Agreement, dated January 30, 2012, between the Issuer and Mr. Bakay, Mr. Bakay will be granted an option to purchase 200,000 shares, which will vest 25% each year over a four-year period beginning on the first anniversary date of the date of grant.

Previously, on February 25, 2011, the Issuer granted Mr. Bakay an option (the “Third Option”) to purchase 7,500 shares of Common Stock at $5.15 per share as compensation for serving as a member of the Board, of which 5,625 are presently exercisable. The remaining 1,875 will become exercisable on February 25, 2012.

Item 5.	Interest in Securities of the Issuer

Item 5 of the 13D is hereby amended and restated to read as follows:

(a) As of the open of business on January 30, 2012, the Fund is the beneficial owner of the 1,330,000 shares of Common Stock it beneficially holds, which represents 15.0% of the Issuer’s outstanding shares of Common Stock. BBS Management, BBS GP, and BBS Capital are each the beneficial owners of the 1,330,000 shares of Common Stock of the Issuer held by the Fund, which represents 15.0% of the Issuer’s outstanding shares of Common Stock.

Mr. Bakay is deemed to own the above shares, the 10,000 shares he acquired through the exercise of the Option and the shares underlying the Second Option and the Third Option that are presently exercisable or become exercisable within 60 days of the date hereof. Thus, he is deemed to own 1,348,750 shares of Common Stock, which represents 15.2% of the Issuer’s outstanding Common Stock. The above percentages were calculated on the basis of the 8,883,602 shares of Common Stock issued and outstanding as reported by the Issuer plus, for Mr. Bakay, the 8,750 shares of Common Stock underlying options exercisable within 60 days.

Page 8 of 9 Pages

(b) The Fund has the sole power to vote and dispose of the 1,330,000 shares of Common Stock it holds as of the open of business on January 30, 2012. BBS Management, as the investment manager of the Fund, has the shared power to vote and dispose of the 1,330,000 shares of Common Stock held by the Fund. BBS GP, as the general partner of the Fund, has the shared power to vote and dispose of the 1,330,000 shares of Common Stock held by the Fund. BBS Capital, as the general partner of BBS Management and BBS GP, has the shared power to vote and dispose of the 1,330,000 shares of Common Stock held by the Fund. Berke Bakay, as the manager of BBS Capital, has the shared power to vote and dispose of the 1,330,000 shares of Common Stock held by the Fund and the sole power to vote the 10,000 shares of Common Stock he owns and the 1,250 shares of Common Stock that are issuable upon the exercise of the Second Option and the 5,625 shares of Common Stock that are presently issuable upon the exercise of the Third Option, and he will have the sole power to vote the 1,875 shares that will become exercisable under the Third Option within 60 days.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Agreements

Item 6 of the 13D is hereby amended and restated to add the following:

The description of the Second Option and the Third Option and the options granted pursuant to the Employment Agreement in Item 4 is hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits

10.1

2005 Stock Award Plan Stock Option Agreement, dated February 25, 2011, between the Issuer and Mr. Bakay, the form of which is incorporated by reference from the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as filed with the SEC on May 8, 2006.

10.2

Employment Agreement, dated January 30, 2012, between the Issuer and Mr. Bakay, which is incorporated by reference from the Issuer’s Current Report on Form 8-K as filed with the SEC on January 30, 2012.

Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 30, 2012

BBS Capital Fund, LP

By:	BBS Capital GP, LP, its general partner

By: BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

BBS Capital Management, LP

By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

BBS Capital GP, LP

By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

BBS Capital, LLC

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

/s/ Berke Bakay
Berke Bakay